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News Release

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                                                                  April 21, 2004



                    HUSKY ENERGY ANNOUNCES QUARTERLY DIVIDEND


On Wednesday, April 21, 2004, the Board of Directors of Husky Energy Inc. declared a quarterly dividend for the three-month period ended March 31, 2004 of $0.12 (Canadian) per share on its common shares, payable on July 1, 2004 to shareholders of record at the close of business on May 28, 2004.

Husky Energy is a Canadian-based integrated energy and energy related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.


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For further information, please contact

Colin Luciuk                                  Rocco Ciancio
Manager, Investor Relations                   Manager, Corporate Communications
Husky Energy Inc.                             Husky Energy Inc.
(403) 750-4938                                (403) 298-7088.



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707 8 Avenue S.W. Box 6525, Station D, Calgary, Alberta T2P 3G7   (403) 298-6111